Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Year-To-Date Ended	Fiscal Year Ended
	September 8, 2018(1) (28 weeks)	February 24, 2018 (52 weeks)	February 25, 2017 (52 weeks)	February 27, 2016 (52 weeks)	February 28, 2015(2) (53 weeks)
Net (loss) earnings from continuing operations before income taxes	$(117)	$77	$20	$53	$(73)
Less net loss (earnings) attributable to noncontrolling interests	1	(1)	(4)	(8)	(7)
Net overdistributed earnings of less than fifty percent owned affiliates	—	1	—	1	—
Fixed charges	99	159	200	214	261
Amortized capitalized interest	(1)	(1)	—	(1)	(1)
Earnings available to cover fixed charges	$(18)	$235	$216	$259	$180

Interest expense	75	136	181	194	241
Capitalized interest	1	1	—	1	1
Interest on operating leases	23	22	19	19	19
Total fixed charges	$99	$159	$200	$214	$261

(Deficiency) excess of earnings to fixed charges	$(117)	$76	$16	$45	$(81)
Ratio of earnings to fixed charges	N/A	1.48	1.08	1.21	N/A

N/A represents a ratio of less than one.

(1)
Our earnings available to cover fixed charges were insufficient to cover fixed charges for the second quarter of fiscal 2019 due to depreciation and amortization, including amounts attributable to acquired businesses, and after-tax charges and costs of $71, including asset impairment charges, store closure charges and costs, strategic consulting costs, severance costs, merger and integration costs, debt refinancing costs and unamortized financing charges, offset in part by a deferred income tax benefit and a gain on sale of property.

(2)
Our earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2015 due to $69 of pension, multi-employer and benefit plan settlement charge, $1 of severance costs and $1 Information technology intrusion costs, net of insurance recoverable before tax.